Exhibit 99.1

Attunity Completes Acquisition of RepliWeb

Burlington, MA– September 20, 2011 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration software, today announced that it has completed the previously announced acquisition of RepliWeb Inc., a U.S.-based leading provider of enterprise file replication and managed file transfer technologies.

"We are excited to have completed the transaction and to initiate the planned integration of RepliWeb into Attunity," commented Shimon Alon, Chairman and CEO of Attunity. "We welcome our new employees and customers to Attunity.  We look forward to growing our common technologies together to provide a comprehensive replication platform that will accelerate our revenue growth, contribute to our profitability, and, consequently, create value for Attunity shareholders."

Additional details regarding the transaction, including unaudited pro forma financial statements of the Company to reflect the transaction, are included in the Report on Form 6-K that the Company will furnish today to the Securities and Exchange Commission (SEC).

About Attunity
Attunity is a leading provider of real-time data integration software that enables information access and availability across data centers and the cloud. Our offering includes software solutions such as Attunity Stream®, a real-time change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software. Using Attunity's software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today's IT environment in enterprise data centers and in the cloud.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners.

For more information, visit www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the future growth of revenues or other expected benefits of the acquisition, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

© 2011 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com